Nasdaq Regulation

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

June 6, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 4, 2019 The Nasdaq Stock Market (the "Exchange") received from Air T, Inc. and Air T Funding (the "Registrants") a copy of the Registrants' application on Form 8-A 12(b) for the registration of the following securities:

Air T Funding 8% Cumulative Capital Securities
(also known as Alpha Income Trust Preferred Securities)
(and the Guarantee by Air T, Inc. with respect thereto)

Air T Funding Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrants are seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of the 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,



William Slattery